Exhibit 10.1

Kristen L. DiSanto	Direct Dial (401) 348-1204
Senior Vice President	Fax Number (401) 315-5383
Human Resources	Email: kldisanto@washtrust.com

June 20, 2012

Mr. James M. Hagerty
180 Natick Avenue
Warwick, RI 02886

Dear Jim,
I am very pleased to offer you a key executive position on the Washington Trust management team. This letter will confirm the terms of our employment offer.
For illustrative purposes, I have assumed your first day of employment will be July 9, 2012. If your start date is later, entry dates in benefit plans will adjust accordingly. Generally, welfare benefit enrollment begins on the 1st of the month following employment and 401(k) participation begins on the 1st of the quarter following your three month anniversary of employment.
I. Position and Salary
This is a full-time position of Executive Vice President and Chief Lending Officer based in Westerly, RI. The salary will be $4,230.77 per week (paid on a biweekly basis), which is the annual equivalent of $220,000. You will be eligible for a salary review on January 1, 2013.
II. Incentive Compensation
You will be eligible to participate in the Annual Performance Plan beginning in 2012 (payable in early 2013). Your target incentive will be 30% of your eligible plan compensation, which will be prorated in your first year of employment. Plan payments are based on corporate performance (return on equity, net income, and earnings per share) and an assessment of your individual performance. The allocation to corporate performance and individual performance is 60% and 40%, respectively.
III. New Hire Equity Grant
On your first date of employment, you will be granted 2,000 Restricted Stock Units of Washington Trust Bancorp, Inc. You will be eligible for dividend equivalents payable in the same manner and at the same time as dividends paid to our shareholders.
You will also be granted a Nonqualified Stock Option to acquire 7,000 shares of Washington Trust Bancorp, Inc. common stock at an exercise price equal to the fair market value on the date of grant.
Both grants will become vested on the five year anniversary of your first date of employment.
IV. Equity Compensation
You will be eligible for equity grants in such number, at such times, and on such terms as may be approved by the Compensation Committee of the Board of Directors, in its sole discretion. These grants typically occur annually, and at the EVP level, have historically had a target value of 40% of salary modified for your individual performance. Grants may be subject to time-based or performance-based vesting, or a combination thereof, at the discretion of the Compensation Committee.

V. Welfare Benefits
You will be eligible for benefits under The Washington Trust Company Flexible Benefit Plan effective August 1, 2012. You will receive information on this comprehensive benefit plan, which features medical, dental, life and long-term disability insurance, as well as medical reimbursement and dependent care reimbursement accounts. If you do not need our medical and/or dental benefits, we offer cash in lieu of benefits. This will be explained in detail to you during benefits orientation.
VI. Retirement Plans
You will be eligible to participate in The Washington Trust Company 401(k) Plan effective January 1, 2013. Under this Plan, you may contribute up to 25% of salary earnings, subject to an IRS dollar limit ($17,000 in 2012). The Plan also allows for catch-up contributions for participants who are age 50 or older ($5,500 in 2012). If you defer at least 5% of salary earnings, the Bank will make a matching contribution of 3%. In addition, you are eligible for a non-elective employer contribution of 4% of salary earnings, regardless of whether you choose to contribute to the Plan. You will receive information on this plan prior to enrollment.
You are also eligible to participate in The Washington Trust Company Nonqualified Deferred Compensation Plan (“Nonqualified Plan”). This “401(k) mirror plan” accomplishes the following goals:

▪	Compensation Deferral: Allows you to defer up to 25% of salary and 100% of bonus to provide supplemental retirement and tax benefits.

▪
Restoration of Benefits Lost due to Qualified Plan Limits: Provides for payments of certain amounts that would have been contributed by the Bank under the 401(k) Plan (“excess employer contributions”), but for the deferral under the Nonqualified Plan and/or IRS limitations on annual compensation under qualified plans. Excess employer contributions would include matching contributions as well as the 4% non-elective contribution.

Employee and employer contributions to the Nonqualified Plan are credited with earnings/losses based on your selection of investment measurement options (publicly-traded mutual funds). Plan balances are protected under a rabbi trust agreement.
Employer contributions under both the qualified 401(k) Plan and the Nonqualified Plan will become vested after two years of service.
VII. Change in Control Agreement
You will enter into a Change in Control Agreement that, upon a change in control event, will provide two years of salary; bonus payment (based on the average bonus paid within the previous three years); and medical and dental benefit continuation. Benefits may be reduced to ensure that they do not exceed Section 280G limits, and therefore result in excise tax under Section 4999.
VIII. Vacation Entitlement
You will accrue two weeks of vacation during 2012, and four weeks of vacation per calendar year thereafter.
IX. Perquisites
You will be reimbursed up to $7,000 annually for a social club membership for the purpose of meeting with clients and centers of influence. This reimbursement is reported as income and subject to applicable taxes.
X. What to Bring on Your First Day
Enclosed you will find a welcome package which includes various forms needed to commence your employment. Please review this package carefully. On your first day, you should report to Human

Resources at 8:30 a.m. at the Employment and Training Center, 8 Union Street, Westerly, RI. Please bring the following items with you.

▪	Form W-4	▪	Documents needed to complete Form I-9
▪	Form I-9	▪	Code of Ethics Acknowledgment
▪	EEO Survey/Veteran Status	▪	Required Information for Fingerprints
▪	Data Collection Form	▪	United Way of RI Contribution Form (optional)

XI. Miscellaneous
While we hope that your employment relationship with the Bank will be rewarding and long-term, we recognize that either party is free to terminate this relationship at will in the future.
I am pleased to make this offer to you and look forward to welcoming you aboard. Please confirm your acceptance in writing by signing below and returning this letter to my attention. Please feel free to call me if you have any questions. Welcome to Washington Trust!

Sincerely,

/s/ Kristen L. DiSanto

Kristen L. DiSanto
Senior Vice President
Human Resources

I accept the terms of the above offer and agree to start my employment on July 9, 2012. I represent that I am not a party to any other agreement, including a non-solicitation, non-competition, or assignment agreement that might interfere with my full compliance with the terms and conditions of my employment with The Washington Trust Company or any of its subsidiaries.

/s/ James M. Hagerty
James M. Hagerty